LINCOLN GOLD CORPORATION
Suite 350 – 885 Dunsmuir Street
Vancouver, British Columbia
V6C 1N5

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special general meeting (the "**Lincoln Meeting**") of shareholders of Lincoln Gold Corporation ("**Lincoln**") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on February 18, 2009 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

(1) To consider and, if thought fit, to pass a special resolution (the "**Continuance Resolution**") authorizing and approving the continuance of Lincoln out of the federal jurisdiction of the *Canada Business Corporations Act* ("**CBCA**") and into British Columbia under the British Columbia *Business Corporations Act* ("**BCBCA**") and the implementation of constating documents of Lincoln in connection therewith, as more particularly described in the accompanying Joint Information Circular;

(2) To consider and, if thought fit, to pass a special resolution (the "**Arrangement Resolution**") authorizing and approving the business combination of LPT Capital Ltd. ("**LPT**") and Lincoln by way of arrangement (the "**Arrangement**") under Part 9, Division 5 of the BCBCA which involves LPT issuing to the Shareholders of Lincoln approximately 23,000,000 common shares of LPT on a post 1-for-1.5 consolidation basis in exchange for the issued and outstanding common shares of Lincoln and Lincoln becoming a wholly-owned subsidiary of LPT through a merger with a subsidiary of LPT, as more fully set forth in the accompanying Joint Information Circular; and

(3) To transact such further or other business as may properly come before the Lincoln Meeting and any adjournment thereof.

Copies of the Arrangement Agreement and the text of the resolution referred to in paragraph 2 above are set out in Schedule "F" and Schedule "A", respectively, to the accompanying Joint Information Circular. The text of the resolution is incorporated herein by reference.

TAKE NOTICE that pursuant to the CBCA, you as a registered shareholder of Lincoln ("Lincoln Shareholder") may until 10:00 a.m. (Vancouver time) on February 18, 2009 give Lincoln a notice of objection by registered mail addressed to Lincoln at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 with respect to the Continuance Resolution. As a result of giving a notice of objection you may, on receiving a notice of implementation of the Continuance Resolution under Section 190 of the CBCA, require Lincoln to purchase all of your shares of Lincoln in respect of which the notice of dissent was given, as summarized in the accompanying Joint Information Circular.

TAKE NOTICE that pursuant to the Interim Order of the Supreme Court of British Columbia dated January 19, 2009 and the BCBCA, you as a Lincoln Shareholder may until 4:30 p.m. (Vancouver time) on February 16, 2009 give a notice of dissent by registered mail addressed to Lincoln at Suite 350, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 with respect to the Arrangement Resolution. As a result of giving a notice of dissent a Lincoln Shareholder may, on receiving a notice of intention to act from Lincoln under Section 243 of the BCBCA, require Lincoln to purchase all of the shares of Lincoln held by such Lincoln Shareholder in respect of which the notice of dissent was given, and be paid the fair value of those shares in accordance with Section 245 of the BCBCA. These dissent rights are described in the accompanying Joint Information Circular.

Accompanying this Notice are the Joint Information Circular in respect of the Lincoln Meeting (which includes the full text of the above resolutions and detailed information relating to the matters to be addressed at the Lincoln Meeting) and a form of Proxy, and such Information Circular is incorporated by reference into this Notice. Shareholders unable to attend the Lincoln Meeting in person should read the notes to the Proxy and complete and return the Proxy to Lincoln's Transfer Agent, Computershare Investor Services by mail or delivery to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by facsimile within North America to 1-866-249-7775 and outside North America to (416) 263-9524. All proxies must be received no later than 48 hours prior to the commencement of the Lincoln Meeting.

If you are a non-registered holder of shares of Lincoln and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed form of proxy appoints nominees of management as proxyholder and you may amend the proxy, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Lincoln Meeting.

DATED this 19th day of January, 2009.

"Paul Saxton"
PAUL SAXTON
President and Chief Executive Officer

Lincoln Shareholders unable to attend the Lincoln Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.